Reliance
Industries Limited

RECEIVED
2009 APR 22 P 2:26

April 17, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

09045935

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	April 17, 2009	Media Release issued by the Company titled "Reliance Industries Refinery to Cater to Domestic Demand"

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Reliance
Industries Limited

April 17, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

National Stock Exchange of India Limited
Exchange Plaza
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Trading Symbol: "RELIANCE EQ"
Fax No. 2659 8237 /38

Dear Sirs,

Sub: Media Release

We enclose a copy of Media Release issued by the Company titled "Reliance Industries Refinery to Cater to Domestic Demand" for your perusal and information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No.00352 473298

Media Release

Reliance
Industries Limited

Reliance Industries Refinery to Cater to Domestic Demand

Mumbai, April 17, 2009: Reliance Industries Limited (RIL), has surrendered its EOU status for its refinery in Jamnagar The refinery, which was operating as an Export Oriented Unit (EOU), will now operate as a non-EOU refinery with effect from 16th April '09 to cater to increasing demand of petroleum products in the country.

This refinery with a processing capacity of 660,000 barrels per day will now be able to cater to both domestic and export markets efficiently.

On completion of merger with RPL, RIL will have the most complex and largest refining facility, at single location, in the world with a combined capacity of 1.23 MMBD and will also be the largest suppliers of clean fuels to all global markets.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1,39,269 crore (US$ 34.7 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excluding exceptional income) of Rs. 15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks 103rd amongst the world's Top 200 companies in terms of profits. RIL is amongst the 30 fastest climbers ranked by Fortune. RIL features in the

Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

Key Contacts:

Manoj Warrier (Mumbai)
Neucom Consulting
+ 919821414954
Email: manoj.warrier@neucomconsulting.com

Tushar Pania
Reliance Industries Limited
+919820088536
Email: tushar.pania@ril.com

Reliance
Industries Limited

RECEIVED
2009 APR 22 P 2:28

April 17, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 31 & Clause 41	April 17, 2009	Copies of public notices published in English daily newspaper, viz., "Financial Express" and daily newspaper published in Marati language, viz., "Navshakti".

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box: 11717, Mumbai - 400 021. India
Gram: 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax: 022-2204 2268, 2285 2214 Website: www.ril.com

Reliance
Industries Limited

April 17, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: **500325**

Trading Symbol: **"RELIANCE EQ"**

Dear Sirs,

Sub : Board Meeting

Further to our letter dated April 15, 2009 on the above subject, we send herewith three (3) copies each of the public notices issued in "Financial Express", all India Edition, in English language and in "Navshakti" in Marati language. Please note that the said notices have appeared in the respective newspapers on April 16, 2009.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

THE FINANCIAL EXPRESS | Mumbai, Thursday, April 16, 2009

Reliance
Industries Limited
Growth is Life

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

NOTICE

Pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges, Notice is hereby given that a meeting of the Board of Directors of the Company will be held on Thursday, April 23, 2009, inter alia, for approving the Unaudited Financial Results of the Company for the quarter / year ended March 31, 2009.

For Reliance Industries Limited
sd/-
S. Sudhakar
Vice President – Corporate Secretarial

Mumbai
Dated April 15, 2009

www.ril.com

नवशक्ति, मुंबई, गुरुवार १६ एप्रिल २००९

Reliance

Industries Limited

Growth is Life

नोंदणीकृत कार्यालय : ३रा मजला, मेकर चेंबर्स ४, २२२, नरिमन पॉइन्ट, मुंबई-४०० ०२१.

सूचना

स्टॉक एक्स्चेंजस बरोबरच्या लिस्टिंग करारातील कलम ४१ नुसार, ह्याद्वारे सूचना देण्यात येत आहे की इतर मुद्यांबरोबर, ३१ मार्च २००९ रोजी संपलेल्या तिमाहीचे/वर्षाचे कंपनीचे अलेखापरिक्षित वित्तीय परिणाम मंजूर करण्यासाठी कंपनीच्या संचालक मंडळाची बैठक गुरुवार, २३ एप्रिल, २००९ रोजी आयोजित करण्यात आली आहे.

रिलायन्स इंडस्ट्रीज लिमिटेड करिता
सही/-
एस्.सुधाकर
व्हाईस प्रेसिडेंट-कॉर्पोरेट सेक्रेटरिअल

मुंबई
दिनांक : १५ एप्रिल, २००९

www.ril.com